FLUENT, INC.

300 Vesey Street, 9th Floor

New York, New York 10282

September 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Fluent, Inc.
Registration Statement on Form S-3
Filed September 15, 2025
File No. 333-290274

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fluent, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Wednesday, September 24, 2025, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

FLUENT, INC.

By:	/s/ Ryan Perfit
Name:	Ryan Perfit
Title:	Chief Financial Officer